FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	LINE Securities to Launch New Service

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 27, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

LINE Securities to Launch New Service

Tokyo, June 27, 2019— Nomura Holdings, Inc. today announced that LINE Securities Corporation, the firm’s joint venture with LINE Financial Corporation, plans to launch a new securities service on the LINE platform from autumn 2019.

The new service will allow clients to trade the stock of 100 carefully selected Japanese companies in single units of shares. Shares are expected to cost 150 yen each, and the minimum purchase will start from about 3,000 yen.

By making use of the simple, intuitive interface and experience of the LINE platform, LINE Securities aims to deliver a user-friendly experience for clients who are new to investing. The service will also offer real time trading until 9 p.m. on weekdays, allowing for additional convenience for a wide range of clients.

Further details will be provided when the new service commences.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/